December 13, 2021

United States Securities and Exchange Commission

Attn: Scott Stringer or Adam Phippen

Division of Corporate Finance

Office of Trade & Services

Washington, D.C. 20549

Dear Messrs. Stronger and Phippen,

We acknowledge receipt of your November 22, 2021 correspondence and will be sure to address the issue raised therein in our future filings as appropriate.

Please let us know whether you require anything else at this time.

Very truly yours,

SPYR, INC.

By:	/s/ James R. Thompson
James R. Thompson, CEO & President